Form 40-F
period 2011-12-31
Brookfield Residential Properties Inc.
filed 2012-04-02
CIK 1502554

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Commission file number 1-35114

BROOKFIELD RESIDENTIAL PROPERTIES INC.

(Exact name of registrant as specified in its charter)

Ontario, Canada	1520	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

4906 Richard Road S.W., Calgary, Alberta, Canada T3E 6L1

(403) 231-8900

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Brookfield Homes (US ) LLC, Attn: Corporate Secretary

12865 Pointe Del Mar Way, Suite 200

Del Mar, California 92014

(858) 481-8500

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 101,342,718

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes  ☒    No  ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2011;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2011, including, without limitation, the auditors’ report thereon, prepared under United States generally accepted accounting principles.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2011, an evaluation of the effectiveness of registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) was carried out by the management of registrant, with the participation of the President & Chief Executive Officer (the “CEO”) and the Executive Vice President & Chief Financial Officer (the “CFO”) of the registrant. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of the registrant, including the CEO and CFO, to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting.

Management of the registrant is responsible for establishing and maintaining adequate internal control over the registrant’s financial reporting. The registrant’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the registrant’s assets are safeguarded.

Management has assessed the effectiveness of the registrant’s internal control over financial reporting as at December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the registrant’s internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the registrant’s internal control over financial reporting as at December 31, 2011 has been audited by Deloitte & Touche LLP, as stated in their attestation report on the registrant’s internal control over financial reporting that is filed as Exhibit 99.8 to this Annual Report on Form 40-F.

(d) Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the attestation report on the registrant’s internal control over financial reporting that is filed as Exhibit 99.8 to this Annual Report on Form 40-F.

(e) Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2011, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that Patricia M. Newson, a member of registrant’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F). Ms. Newson is “independent” as that term is defined in the rules of the New York Stock Exchange.

Code of Business Conduct.

The registrant has adopted a Code of Business Conduct and Ethics that applies to all employees, officers and directors of the registrant, and which constitutes a “code of ethics” as defined in Form 40-F (the “Code of Ethics”).

The Code of Ethics, which complies with the requirements of the New York Stock Exchange, is available for viewing on registrant’s website at www.brookfieldrp.com, and is available in print to any shareholder who requests a copy of it. Requests for copies of the Code of Ethics should be made by contacting: Investor Relations by phone at (403) 231-8900 or by e-mail to investorrelations@brookfieldrp.com.

During the fiscal year ended December 31, 2011, there were no amendments to, or waivers, including implicit waivers, from, any provision of the Code of Ethics.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, the registrant may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on registrant’s website, which may be accessed at www.brookfieldrp.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information – Principal Accountant Fees and Services” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)	The required disclosure is included under the heading “Audit Committee Information – Principal Accountant Fees and Services” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(b)	Of the fees reported in Exhibit 99.1 to this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services”, none of the fees billed by Deloitte & Touche LLP were approved by the registrant’s audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Other Commitments” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Patricia M. Newson (Chair), Bruce T. Lehman and Allan S. Olson.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Presiding Director at Meetings of Non-Management Directors

The registrant schedules regular executive sessions in which the registrant’s independent directors meet without the participation of management and non-independent directors. The registrant’s independent Chair, Robert L. Stelzl, serves as the presiding director (the “Presiding Director”) at such sessions.

Communication with Independent Directors

Shareholders may send communications to the registrant’s independent directors by writing to the Presiding Director, care of Shane Pearson, Brookfield Residential Properties Inc., 4906 Richard Road SW, Calgary, Alberta, Canada T3E 6L1, or by email at investorrelations@brookfieldrp.com. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

In accordance with the rules of the New York Stock Exchange, the registrant has adopted corporate governance guidelines, entitled “Statement of Corporate Governance Practices”, which are available for viewing on the registrant’s website at www.brookfieldrp.com and are available in print to any shareholder who requests a copy of them. Requests for copies of the Statement of Corporate Governance Practices should be made by contacting Investor Relations by phone at (403) 231-8900 or by e-mail to investorrelations@brookfieldrp.com.

Board Committee Mandates

The Charters of the registrant’s audit committee, management resources and compensation committee, and governance and nominating committee are each available for viewing on the registrant’s website at www.brookfieldrp.com, and are available in print to any shareholder who requests them. Requests for copies of the Charters should be made by contacting Investor Relations by phone at (403) 231-8900 or by e-mail to investorrelations@brookfieldrp.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

The registrant has concurrently filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Brookfield Residential Properties Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2012.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

By:	/s/ CRAIG J. LAURIE
Name:	Craig J. Laurie
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2011

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011 (incorporated by reference to pages 1 through and including 24, appearing in Exhibit 99.1 to the registrant’s Report on Form 6-K, furnished on February 17, 2012).

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2011, including, without limitation, the auditors’ report thereon (incorporated by reference to pages 25 through and including 53, appearing in Exhibit 99.1 to the registrant’s Report on Form 6-K, furnished on February 17, 2012).

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Attestation Report of Deloitte & Touche LLP on internal control over financial reporting (incorporated by reference to page 28 appearing in Exhibit 99.1 to the registrant’s Report on Form 6-K, furnished on February 17, 2012).

99.9	Consent of Deloitte & Touche LLP

99.10	Interactive Data Files (incorporated by reference to Exhibit 99.2 to the registrant’s Report on Form 6-K, furnished on February 17, 2012).