Form 40-F/A
period 2011-12-31
Brookfield Residential Properties Inc.
filed 2012-10-23
CIK 1502554

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Yes  ☒             No  ☐

FORM 40-F

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 40-F of Brookfield Residential Properties Inc. (the “Company”) for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2012 (the “Original Report”), is being filed solely for the purpose of:

•

re-filing Exhibit 99.2, the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011, which exhibit was previously incorporated by reference into the Original Report and which has been amended solely for the purpose of (i) including the conclusions under Canadian law of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concerning the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting, and (ii) confirming that there has been no change in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting; and

•	re-filing Exhibits 99.3, 99.8 and 99.10, which exhibits were previously incorporated by reference into the Original Report.

This Amendment No. 1 speaks as of the initial filing date of the Original Report. Other than as expressly set forth herein, no part of the Original Report is being amended. Accordingly, other than as discussed above and included herein, this Amendment No. 1 does not purport to amend, update or restate any other information or disclosure included in the Original Report or reflect any events that have occurred after the initial filing date of the Original Report.

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2011;

(b)	Amended Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2011, prepared under United States generally accepted accounting principles.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 hereto.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2011, an evaluation of the effectiveness of registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) was carried out by the management of registrant, with the participation of the President & Chief Executive Officer (the “CEO”) and the Executive Vice President & Chief Financial Officer (the “CFO”) of the registrant. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of the registrant, including the CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of the registrant’s internal control over financial reporting as at December 31, 2011, based on the criteria set forth in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the registrant’s internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the registrant’s internal control over financial reporting as at December 31, 2011 has been audited by Deloitte & Touche LLP, as stated in their attestation report on the registrant’s internal control over financial reporting filed as Exhibit 99.8 hereto.

(d)	Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the attestation report on the registrant’s internal control over financial reporting filed as Exhibit 99.8 hereto.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2011, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information–Principal Accountant Fees and Services” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 hereto.

Pre-Approval Policies and Procedures.

(a)	The required disclosure is included under the heading “Audit Committee Information–Principal Accountant Fees and Services” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 hereto.

(b)	Of the fees reported in Exhibit 99.1 hereto under the heading “Principal Accountant Fees and Services”, none of the fees billed by Deloitte & Touche LLP were approved by the registrant’s audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in the registrant’s amended Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011, filed as Exhibit 99.2 hereto.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Other Commitments” in the registrant’s amended Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011, filed as Exhibit 99.2 hereto.

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

The registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Brookfield Residential Properties Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 23, 2012.

Brookfield Residential Properties Inc.

By:	/s/ Craig J. Laurie
Name:	Craig J. Laurie
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1*	Annual Information Form for the fiscal year ended December 31, 2011.

99.2	Amended Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011.

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2011.

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

99.8	Attestation Report of Deloitte & Touche LLP on internal control over financial reporting.

99.9	Consent of Deloitte & Touche LLP

101	Interactive Data Files.

*Previously filed.