Form 40-F
period 2012-12-31
Brookfield Residential Properties Inc.
filed 2013-03-26
CIK 1502554

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2012

1-35114

(Commission file number)

BROOKFIELD RESIDENTIAL PROPERTIES INC.

(Exact name of registrant as specified in its charter)

Ontario, Canada	1520	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number(if applicable))	(I.R.S. Employer Identification Number (if applicable))

4906 Richard Road S.W.,

Calgary, Alberta, Canada T3E 6LI

(403) 231-8900

(Address and telephone number of principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

118,279,534 Common Shares

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

Principal Documents.

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2012;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2012, prepared in accordance with United States generally accepted accounting principles, including, without limitation, the report of the independent registered chartered accountants thereon.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2012, an evaluation of the effectiveness of registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of registrant, with the participation of the President & Chief Executive Officer (the “CEO”) and the Executive Vice President & Chief Financial Officer (the “CFO”) of the registrant. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of the registrant, including the CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management, and principally the CEO and CFO, of the registrant is responsible for establishing and maintaining adequate internal control over the registrant’s financial reporting. The registrant’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the registrant’s assets are safeguarded.

Management has assessed the effectiveness of the registrant’s internal control over financial reporting as at December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the registrant’s internal control over financial reporting was effective as of December 31, 2012. The effectiveness of the registrant’s internal control over financial reporting as at December 31, 2012 has been audited by Deloitte LLP, independent registered chartered accountants, as stated in their attestation report on the registrant’s internal control over financial reporting that is filed as Exhibit 99.8 to this Annual Report on Form 40-F.

(d) Attestation Report of Independent Registered Chartered Accountants. The required disclosure is included in the attestation report on the registrant’s internal control over financial reporting that is filed as Exhibit 99.8 to this Annual Report on Form 40-F.

(e) Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2012, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

The Code of Ethics, which complies with the requirements of the New York Stock Exchange, is available for viewing on registrant’s website at www.brookfieldrp.com, and is available without charge in print to any shareholder who requests a copy of it. Requests for copies of the Code of Ethics should be made by contacting: Investor Relations by phone at (403) 231-8900 or by e-mail to investorrelations@brookfieldrp.com.

During the fiscal year ended December 31, 2012, there were no amendments to, or waivers, including implicit waivers, from, any provision of the Code of Ethics.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, the registrant may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on registrant’s website, which may be accessed at www.brookfieldrp.com.

Principal Accountant Fees and Services.

The required disclosure related to audit fees, audit-related fees, tax fees and all other fees is included under the heading “Audit Committee Information–Principal Accountant Fees and Services” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a) The required disclosure is included under the heading “Audit Committee Information– Principal Accountant Fees and Services” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(b) Of the fees reported in Exhibit 99.1 to this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services”, none of the fees billed by Deloitte LLP were approved by the registrant’s audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Other Commitments” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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

Communication with Independent Directors

Shareholders may send communications to the registrant’s independent directors by writing to the Presiding Director, care of the Corporate Secretary, Brookfield Residential Properties Inc., 4906 Richard Road SW, Calgary, Alberta, Canada T3E 6L1, or by email at investorrelations@brookfieldrp.com. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

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

NYSE Statement of Governance Differences

As a Canadian corporation listed on the NYSE, the registrant is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, the registrant must disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE’s corporate governance standards. The registrant has determined that its corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies under NYSE listing standards.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Brookfield Residential Properties Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 25, 2013.

BROOKFIELD RESIDENTIAL PROPERTIES INC.
By:	/s/ CRAIG J. LAURIE
Name: Craig J. Laurie Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Description

99.1.	Annual Information Form for the fiscal year ended December 31, 2012

99.2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012

99.3.	Consolidated Financial Statements for the fiscal year ended December 31, 2012, including, without limitation, the report of the independent registered chartered accountants thereon

99.4.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6.	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7.	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8.	Attestation Report of Independent Registered Chartered Accountants, Deloitte LLP on internal control over financial reporting

99.9.	Consent of Independent Registered Chartered Accountants, Deloitte LLP

101.	Interactive Data Files