Form 40-F
period 2013-12-31
Brookfield Residential Properties Inc.
filed 2014-03-27
CIK 1502554

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2013

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

12265 El Camino Real, Suite 180

San Diego, California 92130

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

119,026,076 Common Shares

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

Yes  ☒            No  ☐

FORM 40-F

Principal Documents.

The following documents, filed as Exhibits 99.1, 99.2, 99.3, 99.10, and 99.14 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2013;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013;

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2013, prepared in accordance with United States generally accepted accounting principles, including, without limitation, the report of the independent registered public accounting firm thereon;

(d)	Credit Agreement dated as of August 2, 2013 by and among Brookfield Residential US Corporation, a Delaware corporation, Brookfield Residential Properties Inc., a company formed under the laws of the Province of Ontario, the lenders from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent; and

(e)	Code of Business Conduct and Ethics.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2013, an evaluation of the effectiveness of registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of registrant, with the participation of the President & Chief Executive Officer (the “CEO”) and the Executive Vice President & Chief Financial Officer (the “CFO”) of the registrant. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of the registrant, including the CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of the registrant’s internal control over financial reporting as at December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the registrant’s internal control over financial reporting was effective as of December 31, 2013. The effectiveness of the registrant’s internal control over financial reporting as at December 31, 2013 has been audited by Deloitte LLP, independent registered public accounting firm, as stated in their attestation report on the registrant’s internal control over financial reporting that is filed as Exhibit 99.8 to this Annual Report on Form 40-F.

(d)	Attestation Report of Independent Registered Public Accounting Firm. The required disclosure is included in the attestation report on the registrant’s internal control over financial reporting that is filed as Exhibit 99.8 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2013, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The required disclosure related to the audit committee financial expert is contained under the heading “Responsibilities of the Audit Committee” in the registrant’s Management Information Circular for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this annual report on Form 40-F.

Code of Business Conduct.

The registrant has adopted a Code of Business Conduct and Ethics that applies to all employees, officers and directors of the registrant, and that constitutes a “code of ethics” as defined in Form 40-F (the “Code of Ethics”).

The Code of Business Conduct and Ethics, which complies with the requirements of the New York Stock Exchange, is available for viewing on registrant’s website at www.brookfieldrp.com, and is available without charge in print to any shareholder who requests a copy of it. Requests for copies of the Code of Business Conduct and Ethics should be made by contacting: Investor Relations by phone at 855-234-8362 or by e-mail to Investor.Relations@brookfieldrp.com.

There were no waivers of the Code of Business Conducts and Ethics in 2013. In November 2013, the registrant amended its Code of Business Conduct and Ethics to include additional content in the areas of anti-money laundering, anti-bribery and corruption and protection of non-public information concerning the registrant, as well as an additional explanation of the consequences for failure to comply with the Code of Business Conduct and Ethics. In addition to these changes, certain other editorial, technical, clarifying, administrative and non-substantive amendments were made to the Code.

A copy of the Code of Business Conduct and Ethics as amended is included with this report as Exhibit 99.14.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, the registrant may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on registrant’s website, which may be accessed at www.brookfieldrp.com.

Principal Accountant Fees and Services.

The required disclosure related to audit fees, audit-related fees, tax fees and all other fees is included under the heading “Audit Committee Information–Principal Accountant Fees and Services” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)	The required disclosure is included under the heading “Audit Committee Information—Principal Accounting Firm Fees and Services” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(b)	Of the fees reported in Exhibit 99.1 to this Annual Report on Form 40-F under the heading “Audit Committee Information—Principal Accounting Firm Fees and Services”, none of the fees billed by Deloitte LLP were approved by the registrant’s audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Other Commitments” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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

Communication with Independent Directors

Shareholders may send communications to the registrant’s independent directors by writing to the Presiding Director, care of the Corporate Secretary, Brookfield Residential Properties Inc., 4906 Richard Road SW, Calgary, Alberta, Canada T3E 6L1, or by email at Investor.Relations@brookfieldrp.com. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

In accordance with the rules of the New York Stock Exchange, the registrant has adopted corporate governance guidelines, entitled “Statement of Corporate Governance Practices”, which are available for viewing on the registrant’s website at www.brookfieldrp.com and are available in print to any shareholder who requests a copy of them. Requests for copies of the Statement of Corporate Governance Practices should be made by contacting Investor Relations by phone at 855-234-8362 or by e-mail to Investor.Relations@brookfieldrp.com.

Board Committee Mandates

The charters of the registrant’s audit committee, management resources and compensation committee, and governance and nominating committee are each available for viewing on the registrant’s website at www.brookfieldrp.com, and are available in print to any shareholder who requests them. Requests for copies of the charters should be made by contacting Investor Relations by phone at 855-234-8362 or by e-mail to Investor.Relations@brookfieldrp.com.

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

A. Undertaking.

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

B. Consent to Service of Process.

The registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Brookfield Residential Properties Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, on March 27, 2014.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

By:	/s/ CRAIG J. LAURIE
Name: Craig J. Laurie Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Description

99.1.	Annual Information Form for the fiscal year ended December 31, 2013

99.2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

99.3.	Consolidated Financial Statements for the fiscal year ended December 31, 2013, including, without limitation, the auditor’s report of the independent registered public accounting firm thereon

99.4.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6.	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7.	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8.	Attestation Report of Independent Registered Public Accounting Firm, Deloitte LLP on internal control over financial reporting

99.9.	Consent of Independent Registered Public Accounting Firm, Deloitte LLP

99.10.	Credit Agreement dated as of August 2, 2013 by and among Brookfield Residential US Corporation, a Delaware corporation, Brookfield Residential Properties Inc., a company formed under the laws of the Province of Ontario, the lenders from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent

99.14.	Amended Code of Business Conduct and Ethics

101.	Interactive Data Files